

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2012

Via Facsimile
Michael Monahan
Executive Vice President and CFO
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, CT 06926

> **Re: Pitney Bowes Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-03579**

Dear Mr. Monahan:

We have reviewed your letter dated April 27, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 18, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations - 2011 compared to 2010

Income taxes/effective tax rates, page 16

1.   We note your response to prior comment 1. In future filings, to the extent your effective income tax rate is materially affected by factors such as assets sales and/or settlements with the tax authorities please provide additional disclosure regarding the nature of such factors and the expected impact on continuing operations in future periods.

Notes to Consolidated Financial Statements

Note 9. Income Taxes, page 51

2.   In view of the significance of the recent tax settlements with the IRS, in future filings please disclose the tax years that remain subject to examination by major tax jurisdiction pursuant to ASC 740-10-50-15(e). In this regard, we note your disclosure indicating that you "have other domestic and international tax filings currently under examination or subject to examination" but you did not specify the jurisdictions or years.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D. Wilson
                                        Sr. Asst. Chief Accountant